Exhibit 17.1

Fuel Systems Solutions, Inc.

780 Third Avenue, 25th Floor

New York, New York 10017

Attn: Board of Directors

March 4, 2016

Gentlemen,

Today a majority of our Board has voted to enter into an amendment to our merger agreement with Westport Innovations and approved a related amendment to the Cartesian financing agreement which is in settlement of our company’s claims that Westport breached our merger agreement when, without our consent, Westport entered into the Cartesian financing agreement.

At the meeting of the Board today, I voiced my concerns over the terms of the proposed settlement, and voted against approval of the amendments and settlement. I want to repeat some of the reasons why I did not consider the settlement of breach claims in the best interests of our shareholders:

(i)	Westport’s entry into the Cartesian investment agreement not only breached the merger agreement but also fundamentally changed the landscape of the company with whom we negotiated the merger last summer and, consequently, the result of the envisaged strategic merger;
(ii)	the significant amount of the Cartesian indebtedness that was incurred to date by Westport will negatively affect the operation of the envisaged combined company;
(iii)	the terms of the Cartesian investment agreement will significantly restrict the combined company going forward by imposing certain negative covenants including borrowing restrictions for what amounts to a relatively small amount of new financing;
(iv)	the Cartesian investment agreement’s negative covenants and other restrictions provide significant “control” over the combined company’s operations without any benefit to Westport shareholders or our company’s shareholders; and
(v)	the proposed amendments to the merger agreement and the Cartesian financing agreement do not provide benefits which outweigh the burdens which the Cartesian financing impose on the combined company. Indeed the amendment to the merger agreement creates a new exchange ratio which based upon the prices which Westport was trading at today may be less than the exchange ratio in the original merger agreement.

Notwithstanding my efforts to persuade the directors otherwise, the majority of the Board adopted resolutions today approving an amendment to the Westport merger agreement and the contemplated transactions. As I have stated several times to my fellow directors, I genuinely do not consider the settlement terms associated with Westport’s breach of the merger agreement to be in the best interests of the company and its shareholders. While I might be wrong in this analysis and I recognize the significant and potentially costly risks involved in litigation which is expected to occur in pursuing the claim of breach against Westport, I cannot accept the settlement In light of the foregoing and the significance of this decision to the future of the company, it is necessary for me, as a dissenting member of the Board, to resign.

I hereby resign as a member of the Board of Directors of Fuel Systems Solutions, Inc. and as a director of MTM srl, the latter resignation shall be formalized as soon as I receive confirmation of the filing with the SEC of the notice of my resignation from the Fuel Systems’ Board.

Best Regards,

/s/ Marco Di Toro

Marco Di Toro